Exhibit 99.1

 Sphere 3D to Announce First Quarter 2022 Earnings on May 16, 2022, and
Shares Content of Updated Earnings Announcement

TORONTO, Ontario, Canada, April 29, 2022 - Sphere 3D Corp. (Nasdaq: ANY) ("Sphere 3D" or the "Company"), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, today announced its plans to release financial results for the first quarter 2022 on Monday, May 16, 2022, after market close. A copy of the Company's news release will be available on the Sphere 3D website at www.sphere3d.com.

Sphere 3D will expand the content of its earnings release to share additional information with its shareholders. The upcoming news release will include the following:

  First-quarter financial results
  CEO comments
  Bitcoin production and holdings update
  Bitcoin miners delivery update
  Merger termination insights

Sphere 3D will begin providing an unaudited Bitcoin Production and Holdings Update monthly and as part of its quarterly results reporting, starting with the first quarter earnings announcement on May 16, 2022.  Reports will be available on the Company's website, www.sphere3d.com.  To stay up to date on the latest news from Sphere 3D, shareholders can sign up for e-mail alerts on the Company's investor relations web page.  Sphere 3D will not host an earnings conference call for the first quarter of 2022.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and is partnering with best-in-class data center operators.  Sphere 3D has ~6.0 EH/s of capacity under contract for deliveries this year.  Currently, the Company has approximately 1,000 S19j Pro miners (~0.10 exahash) operating.  It expects delivery of 4,000 more miners (~0.40 exahash) during the second quarter of 2022 and 55,000 S19j Pro miners (~5.50 exahash) by year-end 2022.  These projections do not include any mining equipment that may, at Sphere 3D's option, be acquired pursuant to Sphere 3D's agreement with NuMiner Global Inc.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Such forward-looking statements include, without limitation, statements related to the number of mining machines to be delivered and the delivery dates of mining machines.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D IR and Media Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch

Kurt.kalfleisch@sphere3d.com